Prospectus Supplement	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated August 13, 2007)	File No. 333-145408
$400,000,000 Principal Amount of 0.625% Convertible Senior Notes due 2014
and
Shares of Common Stock Issuable on Conversion of the Notes

This prospectus supplement covers resales of our 0.625% convertible senior notes due 2014, and the shares of our common stock issuable upon the conversion of the notes, by the holders of those securities. We will not receive any proceeds from the resale of the notes or shares.
This prospectus supplement supplements, and must be read in conjunction with, the prospectus, dated August 13, 2007.
Investing in the notes or the underlying shares of our common stock involves a high degree of risk. Before buying any notes or shares, you should read the discussion of material risks of investing in the notes and our common stock under the heading “Risk Factors” beginning on page 8 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 5, 2007

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Selling Securityholders
The information in the table below should be considered in addition to the information appearing in the related prospectus under the heading “Selling Securityholders” and is based on information provided to us by the selling securityholders as of October 5, 2007. If any selling securityholder identified in the table below is also identified in the table appearing under the heading “Selling Securityholders” in the related prospectus, or in any other supplement to that prospectus filed with the SEC prior to October 5, 2007, then the information relating to that selling securityholder in the table and notes below supersedes in the corresponding information in the prospectus or supplement.
The table below sets forth information about the beneficial ownership of the notes and shares of our common stock by each holder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus supplement and the related prospectus to sell or otherwise dispose of notes or shares of our common stock that may be issuable upon conversion of the notes.
We have prepared this table using information furnished to us by or on behalf of the selling securityholders. Except as otherwise indicated below, to our knowledge, no selling securityholder or any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with us or our predecessors or affiliates during the three years prior to the date of this prospectus supplement.
Our registration of the notes and the shares of our common stock that may be issued upon conversion of the notes does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided us with the information regarding their holdings, including in transactions exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended. The identity and holdings of the selling securityholders may change from time to time.

			Number of	Number of Shares of
	Principal	Number of	Shares of	Common Stock Beneficially
	Amount of	Shares of	Common	Owned After this Offering
	Notes	Common	Stock
	Beneficially	Stock	Issuable		As a
	Owned	Beneficially	upon		Percentage of
	Before this	Owned	Conversion		Common
	Offering that	Before this	that May be		Stock
Name	May Be Sold	Offering[1]	Sold[2]	Number[3]	Outstanding[4]
Citadel Equity Fund, Ltd.[5,11,12]	$40,000,000	916,116	916,116	—	*
Credit Suisse Securities (USA) LLC[10,12,13]	39,000,000	893,213	893,213	—	*
Forest Global Convertible Master Fund L.P.[6]	3,637,000	83,297	83,297	—	*
Forest Multi Strategy Master Fund SPC, on behalf of its Multi Strategy Segregated Portfolio[6]	405,000	9,275	9,275	—	*
HFR CA Global Opportunity Master Trust[6]	1,230,000	28,170	28,170	—	*
HFR RVA Select Performance Master Trust[6]	363,000	8,313	8,313	—	*
Institutional Benchmarks Master Fund Ltd.[6]	790,000	18,093	18,093	—	*
JP Morgan Securities Inc.[10,12,14]	19,025,000	435,727	435,727	—	*
Lydian Global Opportunities Master Fund L.T.D.[7]	6,000,000	137,417	137,417	—	*
Lydian Overseas Partners Master Fund L.T.D.[7]	18,500,000	423,703	423,703	—	*
Lyxor/Forest Fund Limited[6]	6,324,000	144,837	144,837	—	*
Morgan Stanley Convertible Securities Trust[10,12]	1,690,000	38,705	38,705	—	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio[8]	5,000,000	114,514	114,514	—	*
Van Kampen Harbor Fund[9,10,12]	3,260,000	74,663	74,663	—	*

*	Less than 1%.

(1)	Includes shares issuable upon conversion of the notes indicated next to such selling securityholder. See note (2) below.

(2)	Assumes conversion of the full amount of notes held by the selling securityholder at the rate of 22.9029 shares of our common stock per $1,000 in principal amount of the notes. This represents the theoretical maximum number of shares issuable upon conversion of the notes, disregarding the effects of any events that result in an adjustment to the conversion rate. The conversion rate and the number of shares of common stock issuable upon conversion of the notes may be adjusted under the circumstances described in the prospectus under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” and “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.” Accordingly, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease from time to time. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described in the prospectus under “Description of the Notes—Conversion Rights—Payment upon Conversion.”

(3)	Assumes that the selling securityholder has sold all the shares of our common stock shown as being issuable upon conversion of the notes listed next to such securityholder’s name.

(4)	Calculated based on 54,639,069 shares of our common stock outstanding as of October 1, 2007. In calculating this amount for a particular selling securityholder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(5)	Citadel Limited Partnership (“CLP”) is the trading manager of Citadel Equity Fund, Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund, Ltd. Citadel Investment Group, L.L.C. (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and therefore has the ultimate investment discretion over securities held by Citadel Equity Fund, Ltd. CLP, CIG, and Mr. Griffin each disclaim beneficial ownership of the shares held by Citadel Equity Fund, Ltd.

(6)	Forest Investment Management LLC exercises voting and/or dispositive power with respect to these notes and the common stock underlying these notes. Forest Investment Management LLC is wholly owned by Forest Partners II LP, which is controlled by Michael A. Boyd, the sole General Partner of Forest Partners II LP.

(7)	David Friezo shares voting or dispositive powers over these securities.

(8)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management, and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

(9)	Van Kampen Asset Management (“Asset Management”), as the Van Kampen Harbor Fund’s investment adviser, has discretionary authority over the Van Kampen Harbor Fund’s portfolio.

(10)	This selling securityholder has identified itself as a broker-dealer that is registered under the Securities Act of 1934, as amended.

(11)	This selling securityholder has identified itself as an affiliate of a broker-dealer that is registered under the Securities Act of 1934, as amended.

(12)	This selling securityholder has represented to us that, at the time it acquired the securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(13)	Jeff Andreski exercises voting and/or dispositive powers over these securities.

(14)	JP Morgan Chase Bank exercises voting and/or dispositive powers over these securities.

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